VERTICAL CAPITAL INCOME FUND
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement"), which supersedes any prior operating expense limitation agreements, is effective as of September 30, 2019, by and between VERTICAL CAPITAL INCOME FUND, a Delaware statutory trust (the "Fund"), and the Advisor of such Fund, OAKLINE ADVISORS, LLC (the "Advisor").

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an investment advisory agreement (the "Investment Advisory Agreement") between the Fund and the Advisor; and

WHEREAS, the Fund is responsible for, and has assumed the obligation for payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) on a class-specific basis pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of a share classes’ average daily net assets, to the amounts listed in Appendix A (the "Annual Limit") for the time periods indicated. In the event that the current Operating Expenses of the Fund, on a class-specific basis, as accrued each month, exceed the respective Annual Limit, the Advisor will, as needed, waive its fees and pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor's investment advisory or management fee detailed in the Investment Advisory Agreement, any shareholder servicing fees, distribution fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired

(underlying) fund fees and expenses or extraordinary expenses such as litigation and Advisor transition expenses.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any waiver and/or excess expense payments paid by it pursuant to this Agreement within three fiscal years following the month in which the waiver and/or expenses were incurred, even if the repayment occurs after the termination of the limitation period, provided that the Advisor remains the investment adviser to the Fund and that the Operating Expenses have fallen to a level below the Annual Limit and the reimbursement amount does not raise the level of Operating Expenses in the month the repayment is being made to a level that exceeds the Annual Limit or any then-current expense limit.

4. Term. This Agreement shall become effective on the date specified herein and remain in effect at least through the date listed in Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement. Additionally, this Agreement shall continue for successive 12 month periods upon approval by the Fund’s Board of Trustees and the Advisor.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days' written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate, with respect to the Fund classes listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

Appendix A

Annualized Percentage of Average Dailey Net Assets	Minimum Duration
2.25%	September 30, 2020

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officer or officers.

VERTICAL CAPITAL INCOME FUND	OAKLINE ADVISORS, LLC

By: /s/	By: /s/
Name: Stanton P. Eigenbrodt	Name: Stanton P. Eigenbrodt
Title: Secretary	Title: Executive Vice President